[Letterhead of Magal Security Systems Ltd.]

January 22, 2008

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Magal Security Systems, Ltd. Form 20-F for Fiscal Year Ended December 31, 2006 File No. 0-21388

Dear Mr. Spirgel:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Mr. Izhar Dekel, Chief Executive Officer of Magal Security Systems, Ltd. (the “Company”) dated December 11, 2007 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006. We have repeated the numbered comments below and have provided a response to each comment.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 26

1.	Please discuss your financial condition, changes in financial condition and results of operations, including the causes of material changes as they relate to each individual segment. Refer to Item 5 of Form 20-F.

Response

We have revised the disclosure in response to this comment.

Note 8: – Short-Term Bank Credit, page F-25

2.	We note that your authorized credit lines, less unutilized credit lines, does not equal the outstanding short-term bank credit balance of $17 million. Please advise and provide clearer disclosure in future filings.

Response

As of December 31, 2006 the Company had total authorized credit lines of approximately $54,841,000.

The credit lines were used as follows:

Short term bank credit	$17,026
Long term bank credit	8,194
Performance guaranties	6,488
Letters of credit and forward contracts	1,696

Total utilized credit lines	33,406
Unutilized credit lines	21,437

Total authorized credit lines	54,841

In note 8 to the consolidated financial statements, the Company described the total authorized credit lines, the unutilized credit lines and the outstanding short term bank credits. In future filings the Company will describe more clearly the utilization of its credit lines.

Note 11: – Commitments and Contingent Liabilities, page F-29

3.	We note that in the year ended December 31, 2005, you reserved a $1.4 million provision with respect to a performance guarantee. In the year ended December 31, 2006 it appears that you reversed half of this provision based on your belief that there is a “good likelihood to obtain judgment dismissing all claims raised by the customer.” Please tell us your rationale under the accounting literature for recognizing this credit in your income statement. Tell us your consideration of paragraph 17 of SFAS 5.

Response

The following analysis was performed in determining the appropriate accounting for the $1.4 million provision with respect to the above mentioned performance guarantee:

In May 2005, the Company entered into an agreement to supply comprehensive security solutions for a sensitive site in Europe. As part of the agreement, the Company issued a bank performance guarantee in the amount of US$1,436,000 (the “Guarantee”) to the customer. The Guarantee was independent and did not require the customer to substantiate its demand, other than providing a written statement that the agreement was breached.

The Company commenced its work on the project in 2005 and delivered part of the equipment and other deliverables to the customer. In April 2006, the customer informed the Company that it was canceling the agreement due to alleged errors in the design documents submitted by the Company. The Company denied such allegations and stated, based on legal advice, that there were no factual or legal grounds for the cancellation and, accordingly, the agreement was still valid.

On April 28, 2006, the Company commenced arbitration proceedings against the customer. In these proceedings, the Company asked the arbitrators to find that the agreement was valid and to enforce the payment of the amounts due pursuant to the agreement. The customer filed a counterclaim alleging that since the Company had allegedly breached the agreement, it was liable for liquidated damages in the amount of PLN 13 million (approximately $4.5 million as of December 31, 2006). Based on the opinion of the Company’s legal counsel, the Company believed that there was a good likelihood that the arbitration would result in a favorable decision for the Company.

On July 11, 2006, the customer made a demand for the payment of the full amount of the Guarantee. Upon the Company’s motion, the District Court in Haifa, Israel issued a temporary injunction against the payment of such guarantee pending a hearing. Although the Company obtained a temporary injunction, its legal counsel determined that the Company’s chances to ultimately prevent the forfeiture of the Guarantee was remote. In view of the above, and since the Guarantee was “Unconditional,” the Company included a provision of $1,436,000 in respect of this Guarantee in its 2005 annual financial statements which were filed on July 13, 2006.

At the hearing that was held in August 2006, the Company reached a settlement with the customer according to which the Company paid the customer $718,000 under the Guarantee, and it was agreed that the balance of the Guarantee, would be conditioned upon the results of the arbitration proceedings with the customer as further detailed below. The settlement agreement stated that the balance of the Guarantee in the amount of $718,000 would guaranty the payment to the customer should the Company be found liable in the arbitration proceedings for damages that exceed the amount previously paid under the Guarantee.

The contingent liability of the Company to pay any additional amounts to the customer, is subject to the determination of the arbitration panel. As mentioned above, based on the opinion of the Company’s legal counsel in Poland, the Company believes that it is probable that the arbitration will result in a favorable decision for the Company, dismissing all claims raised by the customer.

Since the amount of $718,000 is no longer subject to the unconditional Guarantee but is only subject to the arbitration results, the Company believes that it no longer has a liability in respect of the Guarantee. As such, the Company in 2006 reversed the balance of the provision made in its financial statements regarding the Guarantee. Under the settlement agreement, the Company now has a contingent liability that is subject to the arbitration proceedings and not to the unconditional Guarantee. In accordance with paragraph 8 of SFAS 5, since a loss resulting from the arbitration proceeding is not probable, the Company did not accrue any provision regarding a loss contingency.

The Company did not record any receivable under the cancelled project relating to the claim that it filed against the customer. In accordance with paragraph 17 of SFAS 5, the Company did not record any gain contingency. In addition, the Company did not record any revenues in respect of this project.

We acknowledge that:

—	we are responsible for the accuracy of the disclosure in its filings;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at + 972 3 5391444 or our counsel Steven Glusband at (212) 238-8605 with any questions or comments you may have.

Very truly yours, /s/ Izhar Dekel Izhar Dekel, Chief Executive Officer

cc:	Mr. Steven Glusband, partner - Carter Ledyard & Milburn LLP